For Immediate Release
                                                                February 3, 2005


                Toyota Announces Third Quarter Financial Results
           Net Revenues, Operating Income and Net Income All Increase

     (All consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States)


TOKYO- TOYOTA MOTOR CORPORATION (TMC) today announced consolidated financial results for the three months ended December 31, 2004.

On a consolidated basis, net revenues for the third quarter totaled 4.64 trillion yen, an increase of 5.9 percent compared to the corresponding period of the previous fiscal year. Operating income increased 5.3 percent to 422.9 billion yen, while net income was 296.5 billion yen, up 3.5 percent from the third quarter of the previous fiscal year.

"During the third quarter, we exceeded our calendar-year sales targets in every region," said TMC Executive Vice President Ryuji Araki. "At the same time, we were able to offset the negative effects of currency fluctuations and other factors by implementing initiatives aimed at further growth, including cost reduction and improved operational efforts."

In Japan, consolidated sales reached 573 thousand vehicles, an increase of 19 thousand units, or 3.5 percent, compared to the third quarter of the previous fiscal year, supported by the introduction of new models such as the Isis and Mark X. On a calendar year basis, market share of Toyota-brand vehicles (excluding minivehicles) was 44.4 percent, a record high.

In North America, sales of Toyota, Lexus and Scion vehicles continue to be strong, as third quarter consolidated sales increased by 15 thousand units, or
2.6 percent, to 576 thousand vehicles.

In the U.S., retail sales reached 2.06 million vehicles during the 2004 calendar year, exceeding Toyota's U.S. sales target and reaching a highest-ever U.S. market share of 12.2 percent.

Third quarter consolidated sales in Europe reached 249 thousand vehicles, up 31 thousand vehicles, or 14.3 percent, over the corresponding period of the previous fiscal year. Retail sales on a calendar-year basis totaled 916 thousand vehicles, representing the eighth consecutive year achieving record high sales in the region.


                                                                        More....

Consolidated sales in all other regions reached 441 thousand vehicles, an increase of 74 thousand units, or 20.2 percent over the corresponding period of the previous fiscal year.

TMC revised its consolidated vehicle sales forecast for the current fiscal year, which was announced last November. TMC's new sales forecast is 7.29 million vehicles, an increase of 70 thousand vehicles.

Araki concluded, "With strong sales momentum worldwide, we will continue to work hard to achieve last year's profit levels."

(Please visit the "For Investors" section of Toyota's homepage for financial results, www.toyota.co.jp)

   Cautionary Statement with Respect to Forward-Looking Statements

   This release contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.


                             #      #      #      #


    Contact: Public Affairs Division at (03) 3817-9130/9150/9161/9179






                                       2